
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 6, 2008

Marshall T. Reynolds
Chief Executive Officer
Energy Services Acquisition Corp.
2450 First Avenue
Huntington, West Virginia 25703

Re: Energy Services Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on May 23, 2008
File No. 1-32998

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments.

Selected Historical Financial Information, page 22

1.   Please reference the C.J. Hughes pro forma balance sheet column to footnote (3) on page 23.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 86

2.   Please delete the term "audited" from all the historical columns on pages 88 to 93. Alternatively, you may include a footnote that indicates the historical columns presented on pages 90 and 91 that are derived from audited financial statements.

Critical Accounting Policies, page 121 and page 140

3.   We note your response to prior comment 17. Please explain to us how you determined that the cost-to-cost method, which is an input measure, more accurately reflects the extent of progress on your percentage of completion contracts than the units-of-delivery method, which is an output measure. See paragraphs 46 and 47 of SOP 81-1. Please tell us how you account for changes in estimated units as projects progress and what happens if a customer does not approve or accept a periodic billing.

Management's Discussion and Analysis of C.J. Hughes, page 128

Recent Developments, page 129

4.   Please explain to us why collections on the outstanding 2007 accounts receivable and retainage receivables appear to be negative during the period between April 21, 2008 and May 19, 2008, as noted from disclosures in your prior amendment.

Liquidity and Capital Resources, page 137

5.   We note the tabular presentations related to long term debt on pages 137 and 138. Based on the terms of the shareholder advance, as disclosed in MD&A and in Note 5 on page F-49, it remains unclear to us why you include the shareholder advance as due in 2012 and thereafter. It appears to us that may be more appropriate to include this amount as due in 2009. Please clarify or revise. In addition, please revise the table of contractual obligations to also include estimated interest payments for the long term debt during each period presented.

        As appropriate, please amend your filing in response to these comments. You may contact Bret Johnson at (202) 551-3753 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Alan Schick, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015